Exhibit 3.235

CERTIFICATE OF FORMATION

OF

Porcupine Production, LLC

1. The name of the limited liability company is Porcupine Production, LLC

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of Procupine Production, LLC this 19th day of November, 1999.

/s/ James C. Sevem
James C. Sevem
Assistant Secretary/Authorized Person